UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August  2026

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,
26 Hung To Road, Kwun Tong,
Kowloon, Hong Kong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 20, 2026, The board of directors of Creative Global Technology Holdings Limited (the “Company”, “CGTL”, “we”, “us” or “our”) passed board resolutions that the Company will hold an extraordinary general meeting of its shareholders (the “2026 Second EGM”) on Wednesday, September 9, 2026, at 9:00 a.m. (U.S. Eastern Time) to seek approval for:

Proposal One - By a special resolution that the fourth amended and restated memorandum and articles of association of the Company, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 25, 2026 be and is hereby approved and adopted, in substitution for, and to the exclusion of, the Company's existing third amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution (the "Adoption of the 4th AR M&A"), in order to:

(a)	amend the provisions under the section titled Written Resolutions under the Company's existing third amended and restated memorandum and articles of association such that, among other things:
(i)	no minimum period need elapse between the giving of the copy of the proposed resolutions to be passed by the shareholders in writing (including an accompanying statement of the directors of the Company summarizing such proposed resolutions and effect) and the signing of such proposed resolutions by the shareholders;
(ii)	the record date for a written resolution shall be the date on which the copy of the proposed resolutions to be passed by the shareholders in writing (including an accompanying statement of the directors of the Company summarizing such proposed resolutions and effect) are first given; and
(iii)	such proposed resolutions to be passed as written resolutions shall take effect (x) in the case of an ordinary resolution, on the date on which the shareholders representing the requisite majority have signed the resolution (or such later date as the resolutions may specify) and (y) in the case of a special resolution, on the date on which the last shareholder whose signature is required to pass the resolutions signs the resolutions;
(b)	provide for an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein, against the Company; and
(c)	reflect the current authorized share capital of the Company, being US$900,000 divided into 5,700,000,000 Class A Ordinary Shares of US$0.00015 par value each and 300,000,000 Class B Ordinary Shares of US$0.00015 par value each.

Proposal Two - By an ordinary resolution that with respect to the matters duly approved under these resolutions at the 2026 Second EGM:

(a)	any one or more directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Adoption of the 4th AR M&A and other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative or ancillary implementation purposes, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; and
(b)	the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions.

Proposal Three - By an ordinary resolution that the chairman of the 2026 Second EGM be and is hereby authorized to adjourn the 2026 Second EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Proposal Two above at the 2026 Second EGM.

The meeting will be held at the Company’s office at Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, People’s Republic of China.

Explanatory Note

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-284400) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Global Technology Holdings Limited
Date: August 24, 2026	By:	/s/ Hei Tung (“Angel”) Siu
	Name:	Hei Tung (“Angel”) Siu
	Title:	Chief Executive Officer

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